UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Z TRIM HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.00005 Per Share
(Title of Class of Securities)

988924205
(CUSIP Number)

Edward B. Smith, III
c/o Aristar Capital Management, LLC
1120 Avenue of the Americas
Suite 1514
New York, NY  10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988924205	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aristar Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,660,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,660,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,660,798

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.6%

14	TYPE OF REPORTING PERSON
IA, OO (Limited Liability Company)

CUSIP No. 988924205	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aristar Capital Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,660,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,660,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,660,798

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.6%

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

CUSIP No. 988924205	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edward B Smith, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,394,194

	8	SHARED VOTING POWER
68,660,798

	9	SOLE DISPOSITIVE POWER
2,394,194

	10	SHARED DISPOSITIVE POWER
68,660,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,054,992

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.5%

14	TYPE OF REPORTING PERSON
IN, HC

CUSIP No. 988924205	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aristar Ventures I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,596,493

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,596,493

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,596,493

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.4%

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

CUSIP No. 988924205	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aristar Ventures I-B, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,985,448

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,985,448

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,985,448

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 988924205	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aristar Ventures I-C, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY
OO

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,078,857

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,078,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,078,857

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 988924205	13D	Page 8 of 12 Pages

Item 1.	Security and Issuer.

The name of the issuer is Z Trim Holdings, Inc., an Illinois corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Amendment No. 18 to Schedule 13D relates to the Issuer’s Common Stock, par value $0.00005 per share (the “Shares”).

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed to report that (i) each of Aristar Capital Management, LLC, a Delaware limited liability company (“Aristar Capital”), and Aristar Capital Management GP, LLC, a Delaware limited liability company (“Aristar GP”), may be deemed to beneficially own 76.6% of the Shares, (ii) Edward B. Smith, III, a United States citizen, may be deemed to beneficially own 77.5% of the Shares, (iii) Aristar Ventures I, LLC, a Delaware limited liability company (“Aristar Ventures I”), beneficially owns 73.4% of the Shares, (iv) Aristar Ventures I-B, LLC, a Delaware limited liability company (“Aristar Ventures I-B”), beneficially owns 5.0% of the Shares, and (v) Aristar Ventures I-C, LLC, a Delaware limited liability company (“Aristar Ventures I-C”), beneficially owns 2.7% of the Shares. Aristar Capital, Aristar GP, Aristar Ventures I, Aristar Ventures I-B, Aristar Ventures I-C and Mr. Smith are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for Aristar Capital, Aristar GP, Aristar Ventures I, Aristar Ventures I-B, Aristar Ventures I-C and Mr. Smith is c/o Aristar Capital Management, LLC, 1120 Avenue of the Americas, Suite 1514, New York, New York 10036.

(c)	Mr. Smith is the managing member of Aristar Capital, an investment management firm that serves as the investment manager of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C. Mr. Smith is also the managing member of Aristar GP, which serves as the managing member of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C. As a result of the foregoing, the Shares deemed to be beneficially owned by each of (i) Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C are deemed to be beneficially owned by each of Aristar Capital and Aristar Capital GP and (ii) Aristar Capital and Aristar Capital GP are deemed to be beneficially owned by Mr. Smith. In addition, on January 8, 2015, Mr. Smith was appointed as Chief Executive Officer of the Issuer.

(d)	Mr. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

CUSIP No. 988924205	13D	Page 9 of 12 Pages

Item 4.	Purpose of the Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons’ investment activities.  The Reporting Persons anticipate acquiring additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (i) any extraordinary corporate transaction involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present Board of Directors or management of the Issuer; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any material change in the operating policies or corporate structure of the Issuer; (vi) any change in the Issuer’s charter or by-laws; (vii) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

On January 8, 2015, the Issuer agreed to sell (the “Offering”) an aggregate of 260,000 units to eight (8) accredited investors at a price per unit of $4.00 (the “Units”) with each Unit consisting of (i) one (1) share of 12.5% Series B Redeemable Convertible Preferred Stock (the “Preferred Stock”) and (ii) one (1) warrant (the “Initial Warrant”), representing 75% warrant coverage, to acquire 8.56 Shares, at an exercise price of $0.64 per share, for aggregate cash proceeds of $1,040,000 pursuant to separate purchase agreements entered into with each investor.  In addition, the Issuer agreed to issue to each of the investors in the first round of financing an  additional warrant for each Unit acquired (the “Additional Warrant” and together with the Initial Warrant, the “Warrants”) to acquire 3.64 shares of the Common Stock at an exercise price of $0.64 per share.

Each share of Preferred Stock (together with any accrued but unpaid dividends thereon) is convertible into Shares at the option of the holder at any time at a conversion price per share equal to the sum of the stated value ($4.00 per share) and any accrued but unpaid dividends thereon through the date of redemption divided by the conversion price (the “Conversion Price”), which will initially be $0.35 per share of Preferred Stock.  Accordingly, one (1) share of Preferred Stock will initially be convertible into approximately 11.4 Shares. The Conversion Price is subject to anti-dilution and certain other adjustments.  At any time the closing bid price of the Shares exceeds $1.75 (subject to adjustment) for five consecutive trading days, the Issuer may cause the conversion of the Preferred Shares, plus accrued but unpaid dividends into Shares (the “Call Provision”).  If the Call Provision is exercised, holders will be entitled to all of the dividends they would have received as if they had converted on the date of redemption (discussed below). In addition, if a holder elects to convert their Preferred Shares, the holder will receive upon conversion a number of Shares equal to the number of Shares the holder would have received had they also received all of the dividends (without duplication) payable to them through the date of redemption.

The Warrants expire on the fifth anniversary of their issuance, may be exercised on a cashless basis, are subject to full ratchet price anti-dilution protection and entitled to registration rights.

On January 8, 2015, Mr. Smith agreed to receive an aggregate of 71,211 Units consisting of (i) 71,211 shares of Preferred Stock that are initially convertible into 813,839 Shares, (ii) Initial Warrants initially exercisable for 609,566 Shares, and (iii) Additional Warrants initially exercisable for 259,208 Shares in exchange for two previously reported convertible notes issued by the Issuer (one with a principal amount of $264,000 and one with a principal amount of $19,000 together with accrued interest of $1,844) (together, the “Notes”) in the aggregate amount (principal and interest) of $284,844.  This exchange represents one (1) Unit received for every $4.00 of Notes exchanged.

CUSIP No. 988924205	13D	Page 10 of 12 Pages

In connection with the Offering, the anti-dilution provisions of warrants previously issued to Aristar Ventures I were triggered such that the number of Shares issuable upon exercise of these warrants was increased by 35,741,777 Shares and the warrants are exercisable for an aggregate of 49,641,357 Shares, as adjusted.

Item 5.	Interest in Securities of the Issuer.

(a)-	(e) As of the date hereof, (i) each of Aristar Capital and Aristar GP may be deemed to be the beneficial owner of 68,660,798 Shares, constituting 76.6% of the Shares, (ii) Mr. Smith may be deemed to be the beneficial owner of 71,054,992 Shares, constituting 77.5% of the Shares, (iii) Aristar Ventures I is the beneficial owner of 65,596,493 Shares, constituting 73.4% of the Shares, (iv) Aristar Ventures I-B is the beneficial owner of 1,985,448 Shares, constituting 5.0% of the Shares, and (v) Aristar Ventures I-C is the beneficial owner of 1,078,857 Shares, constituting 2.7% of the Shares, each of (i) being based upon 89,610,497* Shares outstanding as of the date hereof, (ii) being based upon 91,700,999** Shares outstanding as of the date hereof, (iii) being based upon 89,376,211*** Shares outstanding as of the date hereof, (iv) being based upon 39,734,854**** Shares outstanding as of the date hereof, and (v) being based upon 39,969,140***** Shares outstanding as of the date hereof.

Aristar Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,660,798 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 68,660,798 Shares.

Aristar GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,660,798 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 68,660,798 Shares.

Mr. Smith has the sole power to vote or direct the vote of 2,394,194 Shares; has the shared power to vote or direct the vote of 68,660,798 Shares; has the sole power to dispose or direct the disposition of 2,394,194 Shares; and has the shared power to dispose or direct the disposition of 68,660,798 Shares.

*This outstanding Shares figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Aristar Capital and Aristar GP has the right to convert or exercise.

**This outstanding Share figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Mr. Smith has the right to convert or exercise.

***This outstanding Shares figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Aristar Ventures I has the right to convert or exercise.

****This outstanding Shares figure reflects the number of outstanding Shares.

*****This outstanding Shares figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Aristar Ventures I-C has the right to convert or exercise.

CUSIP No. 988924205	13D	Page 11 of 12 Pages

Aristar Ventures I has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 65,596,493 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 65,596,493 Shares.

Aristar Ventures I-B has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,985,448 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,985,448 Shares.

Aristar Ventures I-C has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,078,857 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,078,857 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Reporting Persons and any other person or entity.

Item 7.	Material to be filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Statement of Resolution Establishing the Preferred Shares (incorporated by reference from Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 14, 2015)

Exhibit C:	Form of Initial Warrant (incorporated by reference from Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 14, 2015)

Exhibit D:	Form of Additional Warrant (incorporated by reference from Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 14, 2015)

Annex A:	Certain Transactions by the Reporting Persons

CUSIP No. 988924205	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2015

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Ventures I, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-B, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-C, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Exhibit A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 21st day of January, 2015, among Aristar Capital Management, LLC,  Aristar Capital Management GP, LLC,  Edward B. Smith, III, Aristar Ventures I, LLC,  Aristar Ventures I-B, LLC and Aristar Ventures I-C, LLC (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 18 to Schedule 13D with respect to the Common Stock, par value $0.00005 per share, of Z Trim Holdings, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Ventures I, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-B, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-C, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Annex A

Transactions by the Reporting Persons During the Past Sixty Days

Date of Transaction	Number of Shares of Common Stock Acquirable	Price per Share
1/8/2015	1,682,613	*

*As described in Item 4 of Amendment No. 18 to this Schedule 13D, Mr. Smith agreed to acquire Units (consisting of Preferred Shares and Warrants) in exchange for an aggregate of $284,844 of debt.

In addition, as described in Item 4 of Amendment No. 18 to this Schedule 13D, in connection with the Offering, the anti-dilution provisions of warrants previously issued to Aristar Ventures I were triggered such that the number of Shares issuable upon exercise of these warrants was increased by 35,741,777 Shares and the warrants are exercisable for an aggregate of 49,641,357 Shares, as adjusted.